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Exhibit 99.9

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph F. Conway, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 9, 2009

/s/ JOSEPH F. CONWAY
Joseph F. Conway Chief Executive Officer

        A signed original of this written statement required by Section 906 has been provided to IAMGOLD Corporation and will be retained by IAMGOLD Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

 CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carol Banducci, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 9, 2009

/s/ CAROL BANDUCCI
Carol Banducci Chief Financial Officer

        A signed original of this written statement required by Section 906 has been provided to IAMGOLD Corporation and will be retained by IAMGOLD Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.9
CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002